Exhibit 99.1

SCHEDULE 51-102F3

Material Change Report

1.	Name and Address of the Corporation

NOUVEAU MONDE GRAPHITE INC. (the “Corporation”)
481 Rue Brassard
Saint-Michel-des-Saints QC, J0K 3B0

2.	Date of Material Change

January 18, 2023

3.	News Release

A news release, in French and English versions, was issued on January 18, 2023 through Business Wire and filed on SEDAR and EDGAR.

4.	Summary of Material Change

The Corporation announced the engagement of Red Cloud Securities (“Red Cloud”) and specifies the grant of consultant options.

5.	Full Description of Material Change

5.1	Full Description of Material Change

The Corporation announced the engagement of Red Cloud to provide liquidity services to the Corporation. Also, the Corporation specified that the new options granted on December 1, 2022, to two consultants, will vest at certain conditions on or before March 28, 2025, and will expire two (2) years following the vesting of those options (no later than March 28, 2027).

Engagement of Red Cloud

The Corporation announced that it has retained Red Cloud, subject to all required regulatory approvals, including the approval of the TSX Venture Exchange (the “Exchange”) to provide liquidity services to the Corporation in compliance with the policies and guidelines of the Exchange and other applicable legislation, pursuant to an agreement engagement letter entered into between the Corporation and Red Cloud effective as of January 2, 2023 (the “Agreement”). Red Cloud is a Toronto-based financial services company that helps mineral exploration and mining companies with accessing capital markets and enhancing their corporate profile. Red Cloud is not promoting the specific purchase or sale of securities. Red Cloud will trade shares of the Corporation on the Exchange for the purposes of maintaining a reasonable market and improving the liquidity of the Corporation’s common shares.

Under the Agreement, the Corporation will pay Red Cloud $5,000 per month during the term, payable quarterly in advance. The term of engagement is ongoing and may be terminated by either party on 30-day prior written notice. The Corporation and Red Cloud have an arm’s length relationship, but Red Cloud and/or its clients may have an interest, directly or indirectly, in the securities of the Corporation. Adam Smith will be the responsible person. The Agreement is principally for the purposes of maintaining market stability and liquidity for the Corporation’s common shares and is not a formal market-making agreement. There are no performance factors contained in the Agreement and Red Cloud will not receive any shares or options from the Corporation as compensation for the services it will render.

Other

On December 1, 2022, the Corporation announced the cancellation of 487,804 options and grant of 453,048 new options to two consultants, subject to the Exchange approval. The Corporation wished to specify that those new options will vest at certain conditions on or before March 28, 2025, and will expire two (2) years following the vesting of those options (no later than March 28, 2027).

6.	Reliance on subsection 7.1(2) of Regulation 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For all additional information, please contact:

Ms. Josée Gagnon
Vice President – Legal Affairs and Secretary
Telephone: (450) 757-8905

9.	Date of Report

January 20, 2023